EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-01

MERCATOR MINERALS’ FORM 40-F REGISTRATION STATEMENT
EFFECTIVE

Vancouver, BC, January 10, 2012 – Mercator Minerals Ltd. (TSX: ML) – Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce that its registration statement on Form 40-F, filed on November 8, 2011, as amended on December 7, 2011 and December 22, 2011, with the United States Securities and Exchange Commission (“SEC”) to register its common shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), automatically went effective on January 9, 2012, pursuant to Section 12(g)(1) of the U.S. Exchange Act. As a result, Mercator is now a reporting issuer under the U.S. Exchange Act and broker-dealers in the United States are able to effect transactions in common shares of Mercator in the United States through the Toronto Stock Exchange (“TSX”). Mercator’s common shares trade in Canada on the TSX through Canadian broker-dealers.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

This news release contains certain forward looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which address future events and conditions, and which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control.  These factors include: the effect of the Company’s SEC reporting status and U.S. broker-dealers facilitation of transactions in Mercator’s common shares. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.